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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*


                           Vicon Fiber Optics Corp.
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                               (NAME OF ISSUER)

                        Common Stock, $.01 Par Value
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                        (TITLE OF CLASS OF SECURITIES)

                                   92580915
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                                (CUSIP NUMBER)


             Les Wasser, Vicon Fiber Optics Corp.
             90 Secor Lane, Pelham Manor, NY 10803  914-738-5006
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          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                     1993
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [ ]. (A
FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH
CLASS.) (SEE RULE 13d-7.)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).




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                                 SCHEDULE 13D

---------------------                                   -----------------------
CUSIP NO. 92580915                                      PAGE  OF  PAGES
---------------------                                   -----------------------

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   1      NAME OF REPORTING PERSON          Donald J. Unger
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ###-##-####
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS*

              PF
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
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                 7      SOLE VOTING POWER

                            780,000
  NUMBER OF   -----------------------------------------------------------------
    SHARES       8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 12,000
     EACH     -----------------------------------------------------------------
  REPORTING      9      SOLE DISPOSITIVE POWER
    PERSON
     WITH                   780,000
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                10      SHARED DISPOSITIVE POWER

                            12,000
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              792,000
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.3%
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  14      TYPE OF REPORTING PERSON*

             IN
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                    *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Schedule 13D                                             Page 3

ITEM 1. SECURITY AND ISSUER

          Common stock, $.01 par value of Vicon Fiber Optics Corp., a Delaware corporation, located at 90 Secor Lane, Pelham Manor, NY 10803.

ITEM 2. IDENTITY AND BACKGROUND

          This statement is filed on behalf of the following reporting person (the "Reporting Person"):

          a.  Donald J. Unger

          b.  2 Canoe Lane, Roseland, NJ 07068

          c.  Principal occupation and name and address of employer:
              Investments, Linico Corporation, 381 Franklin Ave.,
              Belleville, NJ 07109, Att: Thomas Murphy Esq.

          d. & e. During the last five years, Mr. Unger has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating, activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          f.  United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          In February, 1992, the Reporting person purchased 780,000 shares of Common Stock for an aggregate purchase price of $23,400.00 using personal funds. In June, 1993, the Reporting Person, as beneficial owner, purchased by Linico Corp. 12,000 shares of Common Stock for an aggregate purchase price of $6,000.


ITEM 4. PURPOSE OF TRANSACTION

          The Reporting Person acquired the shares of Common Stock that are reported in Item 5 hereof for his account for investment


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     purposes. The Reporting Person has no present plans or intentions that would result in or relate to any transactions required to be described in Item of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the date hereof, the Reporting Person beneficially owned 792,000 shares of Common Stock. Such shares constitute 9.3% of the shares of Common Stock outstanding as of the date hereof. As of the date hereof there were 8,515,636 shares of Common Stock outstanding.

          (b) The Reporting Person has the sole power to vote and to dispose of 780,00 shares of Common Stock and shared power to vote and to dispose of 12,000 shares of Common Stock referred to in paragraph (a) above.

          (c) The Reporting Person has not effected, within the past 60 days, any transactions involving any shares of the Common Stock.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Reporting Person beneficially holds convertible notes of the Issuer in the amount of $43,000.00. The notes are due in 1997, bear interest of 10% per annum and are convertible into shares of common stock at a price of $.75 per share.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.


                                   4
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ITEM 2. INDENTITY AND BACKGROUND

     If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

     (a)  Name;

     (b)  Residence or business address;

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree of final order; and

     (f)  Citizenship.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

ITEM 4. PURPOSE OF TRANSACTION

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

                                   5

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

      (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required in Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

      (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

          Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

      (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

      (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

          Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following shall be filed as exhibits; copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3;
(2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in
Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February  24, 1997                                 /s/ Donald J. Unger
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       Date                                              Signature

                                                   Donald J. Unger
                                                   --------------------------
                                                          Name/Title
                                        6